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                         March 12, 2021

       Adrian McKenzie
       Chief Executive Officer
       DNA BRANDS INC
       275 E Commercial Blvd #208
       Lauderdale by the Sea, FL 33308

                                                        Re: DNA BRANDS INC
                                                            Offering Statement
on Form 1-A
                                                            Filed March 3, 2021
                                                            File No. 024-11471

       Dear Mr. McKenzie:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Nicholas Lamparski at 202-551-4695 or Lilyanna Peyser at 202-551-
       3222 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services